                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

THE TELECOM ITALIA GROUP'S NEW ORGANIZATIONAL STRUCTURE

Milan, 22 January 2007 - Telecom Italia announces that the Group today approved its new organizational structure.

To the Chairman Guido Rossi report the Group Functions of:

- Public Affairs headed by Franco Rosario Brescia - who maintains his role as Assistant to the Chairman - with Roberto Perrella as co-director with responsibility for the definition and representation of the Group's position to institutions and international, national and local entities;

- General Counsel & Corporate and Legal Affairs, headed by Francesco Chiappetta, with responsibility to ensure - at the Group Level - the direct oversight of the company's obligations, with particular reference to relations with shareholders, Shareholder Meetings, Board Meetings, relations with Regulatory Authorities of the financial market, acquisitions, disposals and other extraordinary financial operations, as well as guaranteeing the total coordination of national and international legal matters.

To the Executive Deputy Chairman, Carlo Buora, report:

- the Chief Executive Officer of Telecom Italia, Riccardo Ruggiero;

- the Media Business Unit, headed by Enrico Parazzini;

- the Olivetti Business Unit headed by Giovanni Ferrario;

as well as the Group Functions of

- Finance, Administration and Control, headed by Enrico Parazzini, with responsibility to ensure - at the Group level - oversight of financial, administrative and economic-managerial processes, as well as total governance of the Group's IT; this also includes the IT Governance function headed by Marco Forneris;

- Human Resources, Organization and Security, headed by Gustavo Bracco, with responsibility to ensure - at the Group level - oversight of processes relative to the management and development of human resources, industrial relations and organizational development, as well as guaranteeing the security and tutelage of human/material/immaterial resources and Group infrastructures;

- Domestic Legal Affairs and Judicial Authority Services, headed by Aldo Cappuccio, with the responsibility to ensure the legal tutelage of the Group at the national level, as well as activities dedicated to Judicial Authorities for telecommunications on the fixed-line and mobile networks and for Internet services;

- International Legal Affairs, headed by Nicola Verdicchio, with responsibility to ensure the legal tutelage of the Group at the international level;

- Purchasing, headed by Germanio Spreafico, with responsibility to ensure - at the Group level - oversight of acquisitions and supply processes, as well as property and facility services;

- Strategy, headed by Filippo Bettini, with responsibility to ensure the strategic planning of the Group for business development, including the production of specific economic and sector analyses; the Economic Studies function, headed by Andrea Gavosto is included in Strategy;

- External Relations, headed by Antonio Concina, with responsibility to ensure - at the Group level - institutional and product/service communication to the media and opinion makers, institutional and product/services advertising campaigns, sponsorships, as well as defining the Group's positioning and monitoring its image; in the function operate - in the role of co-directors - respectively Massimiliano Paolucci for Communication and Andrea Imperiali for the Advertising, Image and Brand Enrichment areas;

- International Affairs, headed by Giampaolo Zambeletti, with responsibility to assist the Group's senior management in the definition of guidelines for foreign holdings and supporting their operational management, taking care of relationships with the relative strategic partners, guaranteeing operational coordination of development initiatives for plans at the international level, as well as ensuring the management of operations of acquisition and disposals by the Group.

- Investor Relations, headed by Valeria Leone with responsibility to ensure for the Group the relations with national and international financial community.

To the Executive Deputy Chairman also report Telecom Italia Audit and Compliance Services, headed by Armando Focaroli, which entails responsibility for Auditing headed by Federico Maurizio D'Andrea, beginning from 1 February 2007.

The Assistant of the Executive Deputy Chairman is Fausto Federici.

The Heads of the single structures/activities of the Business Unit Media and Olivetti, as well as the ones of the other Companies of the Group, will report to the Group Functions.

The following offices report to the CEO of Telecom Italia Riccardo Ruggiero:

Domestic Fixed Services, headed by Massimo Castelli, with the responsibility to ensure the development and the management - at a national level- of activities relating to fixed line telephony for consumer and business customers;

-

Domestic Mobile Services, headed by Luca Luciani, with the responsibility to ensure the development and management - at a national level - of activities relating to mobile telephony for consumer and business customers;

-

Top Clients & ICT Services, headed by Mauro Nanni, with the responsibility to guarantee the development and management of activities relating to fixed and mobile telephony and relating ICT services for Top clients;

-

Technology, headed by Stefano Pileri, with the responsibility to ensure the Group’s technological innovation, as well as the development and running of the fixed and mobile telecommunications networks, information systems and infrastructure;

and the company TIM Brasil, headed by Mario Cesar Araujo, with the responsibility to ensure the development and management of the mobile business in Brazil;

as well as:

-

Quality & Field Services Management, headed by Ottorino Passariello, with the responsibility to guarantee the overseeing of delivery and technical assistance processes to the customer, as well as monitor customer satisfaction and the co-ordination of improvement plans relating to quality of service;

-

National Wholesale Services, headed by Alessandro Talotta, with the responsibility to ensure the management of national licensee operators;

-

International Wholesale and Broadband Services, headed by Stefano Mazzitelli, with the responsibility to ensure the development of the Group’s international wholesale business, as well as the co-ordination of broadband activities abroad.

The following areas also report to the CEO of Telecom Italia Riccardo Ruggiero:

-

Business Development, headed by Giuseppe Zaza, with the responsibility to guarantee the cross integration of business development plans;

-

Regulatory Affairs, headed by Sergio Giovanni Fogli with Gilberto Nava as co-Director, with the responsibility to ensure the overseeing of national and international regulation issues.

The following areas report to the CEO of Telecom Italia Riccardo Ruggiero:

-

Planning & Control, headed by Riccardo Taranto, of Finance, Administration and Control;

-

Human Resources, headed by Giorgio Rossi, of Human Resources, Organization and Security;

-

Legal, headed by Guglielmo Bove, of Domestic Legal Affairs.

Telecom Italia

Media Relations

Institutional Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      January 22th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager